EXHIBIT 99.1

These materials are important and require your immediate attention. They require shareholders of Canadian Pacific Railway Limited to make important decisions. If you are in doubt as to how to make these decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your common shares of Canadian Pacific Railway Limited, please contact Georgeson within North America toll free at 1-866-374-9187 or outside of North America at 1-866-682-6148 or MacKenzie within North America toll free at 1-800-322-2885 or call collect at 1-212-929-5500 or visit www.CPonTrack.com.

Canadian Pacific Railway Limited Supplement to Management Proxy Circular In connection with the Annual Meeting of Shareholders to be held on May 17, 2012

YOUR VOTE IS EXTREMELY IMPORTANT

PLEASE SUBMIT YOUR WHITE UNIVERSAL PROXY TODAY

The Board of Directors of Canadian Pacific Railway Limited unanimously recommends that you vote FOR ALL of the Canadian Pacific Nominees Vote only the WHITE universal proxy

April 9, 2012

To keep current with any developments, visit www.CPonTrack.com

CANADIAN PACIFIC RAILWAY LIMITED
SUPPLEMENT TO MANAGEMENT PROXY CIRCULAR

This supplement (the “Supplement”) to Canadian Pacific Railway Limited’s Management Proxy Circular dated March 22, 2012 in respect of Canadian Pacific’s annual meeting of shareholders (the “Meeting”) to be held on May 17, 2012 (the “Circular”) supplements and forms part of the Circular. At the Meeting, shareholders of Canadian Pacific will be asked to consider and vote upon: (i) the appointment of Canadian Pacific’s auditors, (ii) a non-binding advisory vote on Canadian Pacific’s approach to executive compensation, and (iii) the election of directors to Canadian Pacific’s Board, all as more particularly described in the Circular. Except as otherwise defined herein, capitalized terms used in this Supplement that are defined in the Circular have the respective meanings given to them in the Circular.

Unless otherwise noted, the information contained in this Supplement is given as of April 9, 2012.

The Meeting will be held at the Sheraton Suites Calgary Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta at 8:00 a.m. (Mountain Daylight Time) on Thursday, May 17, 2012 for the purposes set forth in the notice of Meeting, the Circular and this Supplement.

On April 5, 2012, Pershing Square, which has initiated a proxy contest regarding the election of directors at the Meeting, filed a further amended and restated proxy circular (the “Pershing Square Circular”) disclosing that it had changed its intended slate of director nominees, adding another nominee. As a result of this change, Pershing Square now intends to propose seven nominees for election to the Board at the Meeting.  The Pershing Square Circular is available on SEDAR at www.sedar.com. The nominees proposed by Pershing Square, other than Mr. William A. Ackman, are hereinafter referred to as the “Other Pershing Square Nominees”.

In light of Pershing Square’s additional nominee, Canadian Pacific has prepared this Supplement and has updated its WHITE “universal” form of proxy and WHITE “universal” voting instruction form to include all identified director candidates. Canadian Pacific believes that voting for the election of directors is a fundamental right of share ownership and that shareholders should therefore have as much flexibility and choice as possible when exercising their right to elect directors. To the extent that there are any further changes to Pershing Square’s slate of nominees for election to the Board, Canadian Pacific intends to provide shareholders with an updated WHITE universal form of proxy or updated WHITE universal voting instruction form, as the case may be, to reflect any such change to the director candidates.

SUPPORT YOUR CANADIAN PACIFIC BOARD BY VOTING YOUR WHITE UNIVERSAL PROXY TODAY

Information concerning voting is set out in the Circular under the heading “Questions and Answers About Voting and Proxies”.

If you have not already voted, we recommend that you submit the WHITE universal form of proxy or WHITE universal voting instruction form enclosed with this Supplement and vote FOR each of the Canadian Pacific Nominees and do NOT vote for any of the Other Pershing Square Nominees.  If you

For questions and assistance, please call Georgeson at 1-866-374-9187 or MacKenzie at 1-800-322-2885
VOTE ONLY YOUR WHITE UNIVERSAL FORM OF PROXY OR WHITE UNIVERSAL VOTING INSTRUCTION FORM TODAY
To keep current with any developments, visit www.CPonTrack.com have previously voted on a WHITE universal form of proxy or WHITE universal voting instruction form and you do not wish to change your vote, there is no need to vote again; however, you are permitted to do so as a later dated form of proxy or voting instruction form will revoke any prior dated form of proxy or voting instruction form.  If you have previously voted on a blue form of proxy or blue voting instruction form sent to you by Pershing Square or any party other than Canadian Pacific, we encourage you to submit a later dated WHITE universal form of proxy or WHITE universal voting instruction form.

Canadian Pacific reminds you that only the most recently dated voting instructions will be counted and any prior dated instructions will be disregarded.

Information concerning the Canadian Pacific Nominees is set out in the Circular under the heading “Canadian Pacific Nominees for Election to the Board”.

Information concerning the Other Pershing Square Nominees is set out in the Pershing Square Circular under the heading “Matters to be Acted Upon – Election of Directors – Nominees for Management Change”.

The contents of this Supplement and its distribution have been approved by the directors of Canadian Pacific.

Karen L. Fleming
Corporate Secretary

April 9, 2012

For questions and assistance, please call Georgeson at 1-866-374-9187 or MacKenzie at 1-800-322-2885
VOTE ONLY YOUR WHITE UNIVERSAL FORM OF PROXY OR WHITE UNIVERSAL VOTING INSTRUCTION FORM TODAY
To keep current with any developments, visit www.CPonTrack.com

SUPPORT YOUR CANADIAN PACIFIC BOARD BY VOTING YOUR WHITE UNIVERSAL PROXY TODAY

Your board of directors recommends that you VOTE your WHITE universal proxy:

☑   FOR the appointment of Deloitte & Touche LLP as our auditors;

☑   FOR the approval of a non-binding advisory vote on Canadian Pacific’s approach to executive compensation; and

☑   FOR the election of the director nominees proposed by Canadian Pacific.

Your vote is extremely important regardless of how many common shares you own. Please take the time to cast your vote today.

YOU MAY ALSO RECEIVE OR MAY HAVE ALREADY RECEIVED A PROXY AND OTHER MATERIALS FROM PERSHING SQUARE.  PLEASE DISREGARD THOSE MATERIALS AND USE ONLY THE WHITE UNIVERSAL PROXY.

Questions and Further Assistance
If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact our proxy solicitation agents at:

North American toll free number: 1-866-374-9187 or International Toll Free Number (outside Canada and U.S.): 1-866-682-6148	North American toll free number: 1-800-322-2885 or Collect calls accepted: (212) 929-5500
Email: askus@georgeson.com	Email: proxy@mackenziepartners.com

To keep current with any developments, visit www.CPonTrack.com